FEDERATED PROJECT AND TRADE FINANCE TENDER FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 29, 2016

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED PROJECT AND TRADE FINANCE TENDER FUND (the “Fund” or “Registrant”)

1933 Act File No. 333-212613

1940 Act File No. 811-23174

Dear Ms. Miller:

The Registrant is filing this correspondence to respond to your comments provided via telephone on November 21, 2016 regarding its Pre-Effective Amendment No. 1 filed on October 28, 2016 to its Form N-2 Registration Statement.

As indicated below, certain comments will be addressed in Pre-Effective Amendment No. 2, which is anticipated to be filed on or before December 2, 2016.

The Registrant intends to formally request acceleration of effectiveness of the Registration Statement as soon as practicable thereafter.

Comment 1: In the Fee Table, footnote 2, please expand on the concept of “extraordinary expenses” per A.S.U. 2015-01.

Response: Respectfully, the Fund does not believe that expansion of the concept of “extraordinary expenses” is required by Form N-2. Footnote 2 reflects the applicable “Fee Limit” arrangement, which does not define “extraordinary expenses” in the context of current or previous applicable accounting treatment. In the light of the SEC’s staff’s comment, however, the Fund will consider reviewing more specific language and, as necessary, updating its disclosure as part of a future disclosure update, if any.

Comment 2: In the Fee Table, the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursements” are 88bp. The Fee Limit in footnote 2 is 70bp. Please explain what is included in the 18bp difference.

Response: Supplementally, the Fund projects, based upon the Fund’s investment adviser’s management of a registered open-end fund that has a substantially identical strategy and which has been in operation since 2009 (the “Federated Project and Trade Finance Core Fund”), 2bp of Acquired Fund Fees and Expenses, 6bp of premiums for risk insurance policies, and 10bp of legal fees related to specific investments as excluded expenses to the waived amounts and/or reimbursed expenses of the total annual fund operating expenses.

Comment 3: In the SAI, Notes to Financials, Note 3 – please explain the nature of the risk insurance policy arrangement. Is it a credit enhancement? How much of the portfolio is it expected to cover? Are there covenants involved and what is the anticipated basis point impact?

Response: The risk insurance policy on portfolio securities described in Note 3 is not a credit enhancement that is included within the structure of an investment. Although some trade finance risks may be mitigated through a derivative instrument, such as a credit default swap, with respect to certain trade finance loans, counterparties may not be willing to enter into a credit default swap. As a result, an alternative risk mitigation strategy is for a fund to purchase a form of insurance, such as political risk insurance and comprehensive trade credit insurance, that shifts all or a portion of the risks associated with a trade finance loan to the insurance provider. Only certain trade finance loans would be determined to require such risk insurance. As noted in response to Comment 2, based upon data from Federated Project and Trade Finance Core Fund, 6bp of premiums are projected.

Comment 4: In the SAI, Notes to Financials, Note 3 – please confirm if the waiver is voluntary or contractual. If voluntary, please explain why it’s in the fee table and not in a footnote to the fee table.

Response: As disclosed in the footnote to the Fee Table relating to the “Fee Limit” arrangement, the waiver is voluntary in that the Adviser and its affiliates have agreed to the waiver on their own initiative. The waiver is reflected in the fee table because the “Fee Limit” arrangement was presented to the Fund’s Board of Trustees in connection with the Board’s review and approval of the Fund and its related arrangements, is written into the Fee Table and accordingly will only be terminated or the Fee Limit increased prior to the “Termination Date” with the agreement and approval of the Fund’s Board of Trustees.

Comment 5: In the SAI, Notes to Financials, Note 3 – please confirm if any fees waived are subject to recoupment or recapture. If so, add disclosure about terms going forward. Please describe the terms in your Correspondence. We may have additional comments or questions after reviewing your response.

Response: The Fund confirms that waived fees are not subject to a recoupment/recapture program in which the Adviser has the ability to recoup/recapture amounts waived or reimbursed within three years of the waiver and/or reimbursement.

If you have any questions on the enclosed material, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal